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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 3)

                                   GTSI Corp.
             (Formerly named Government Technology Services, Inc.)
             -----------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.005 per share
                    ---------------------------------------
                         (Title of Class of Securities)

                                   383750106
                                 --------------
                                 (CUSIP Number)

                              Carter Strong, Esq.
                     Arent Fox Kintner Plotkin & Kahn, PLLC
           1050 Connecticut Avenue, N.W., Washington, D.C. 20036-5339
                                 (202) 857-6252
           ----------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Various
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 Schedule 13D


CUSIP No. 383750106

1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above
    Persons

    M. Dendy Young

2)  Check the Appropriate Row if a Member of a Group*

                                         (a)  [ ]

                                         (b)  [ ]
    N/A

3)  SEC Use Only

4)  Source of Funds*
    AF, PF, 00

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
    N/A

6)  Citizenship or Place of Organization
    United States of America


Number of               7)  Sole Voting Power (not including             32,730
Shares Beneficially         certain shares subject to option)
Owned by Each
Reporting Person with   8)  Shared Voting Power                         131,500

                        9)  Sole Dispositive Power (not including        32,730
                            certain shares subject to option)

                        10) Shared Dispositive Power                    131,500

11) Aggregate Amount Beneficially Owned by Each Reporting Person
    1,014,230 (including 850,000 shares subject to options exercisable within 60 days)

12) Check box if the Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

13) Percent of Class Represented by Amount in Row (11)

    9.99%

14) Type of Reporting Person*

    IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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        This Amendment No. 3 to Schedule 13D filed by M. Dendy Young, with respect to the common stock, par value $.005 per share ("Common Shares"), of GTSI Corp. (formerly named Government Technology Services, Inc.), a Delaware corporation (the "Issuer"), amends the Schedule 13D filed by Mr. Young on December 29, 1995, as amended by Amendment No. 1 filed on December 12, 1996 and Amendment No. 2 filed on August 18, 1997 (the "Statement"). All capitalized terms used and not defined herein shall have the meanings ascribed to them in the Statement.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
        --------------------------------------------------

        Item 3 is supplemented as follows:

        Mr. Young purchased jointly with his spouse, Andrea T. Young, a total of 22,000 Common Shares in the NASD National Market System between April 28, 1998 and August 28, 2000, as follows:

            Date               Number of Shares         Price Per Share
            ----               ----------------         ---------------

          04/28/98                     100                  $4.3750

          04/30/98                   9,900                  $4.3750

          05/04/99                   3,000                  $4.3750

          05/04/99                   2,000                  $4.3125

          08/25/99                   3,000                  $4.0000

          12/23/99                   2,000                  $2.5000

          05/15/00                   2,000                  $2.7500

          08/11/00                  10,000                  $2.7500

          08/14/00                  10,000                  $2.7500

          08/18/00                     200                  $3.1250

          08/21/00                   1,000                  $3.1250

          08/25/00                   2,500                  $3.2500

          08/28/00                   1,800                  $3.2500

All shares were purchased in over-the-counter transactions through standard brokerage accounts maintained by Mr. and Mrs. Young. All shares were purchased with personal funds of Mr. and Mrs. Young.

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        In addition, Mr. Young, as beneficial owner of an Individual Retirement
Account (the "IRA"), purchased 2,000 Common Shares in the NASD National Market System on May 8, 2000, at $2.75 per share, and 1,000 Common Shares on May 11, 2000, at $2.50 per share. Such shares were purchased with proceeds from the IRA contributed to the IRA by Mr. Young.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
        -------------------------------------

        Item 5 is amended as follows:

        (a) Mr. Young beneficially owns 1,014,230 Common Shares (of which 850,000 Common Shares represent that portion of the Options which are exercisable within 60 days of the date hereof), representing approximately 9.99% of the outstanding Common Shares, based on 9,307,180 outstanding shares as of August 1, 2000, as reported in the Issuer's Form 10-Q for the period ended June 30, 2000.

        (b) Mr. Young has the sole power to vote and dispose of 32,730 Common Shares (includes 3,000 shares held in the IRA and 430 shares held as custodian for children). Mr. Young would have the sole power to vote and dispose of the 850,000 Common Shares that represent that portion of the Options which are currently exercisable within 60 days of the date hereof if such Shares were acquired upon the exercise of the Options. Mr. and Mrs. Young share the power to vote and dispose of 131,500 shares. Mrs. Young is a natural person whose residence address is 604 Boyle Lane, McLean, Virginia 22102. The current principal occupation of Mrs. Young is that of homemaker. Mrs. Young has not been the subject of any criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years, nor has Mrs. Young been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction within the past five years as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mrs. Young is a citizen of the United States of America.

        (c) Except as set forth in item 3 above, no transactions in Common Shares were effected by Mr. Young during the 60 days prior to the date of this Amendment No. 3.

        (d) Mr. Young holds 430 Common Shares as custodian for two of his minor children. Except with respect to such Common Shares, the 131,500 Common Shares jointly owned by Mr. and Mrs. Young and the 3,000 Common Shares held in the IRA, no other person has the right to receive dividends from, or the proceeds from the sale of, the Common Shares owned by Mr. Young.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
        ----------------------------------------------------------------------

        Mr. Young and the Issuer entered into a Non-qualified Stock Option Agreement dated August 3, 1999 pursuant to which the Issuer granted an option to Mr. Young to purchase up to 100,000 Common Shares for a per share purchase price of $4.00 per share, which vests and is exercisable cumulatively in four equal annual installments commencing August 3, 1999 and expiring on August 3, 2006. A copy of the Stock Option Agreement is attached hereto as Exhibit 1 and incorporated herein by this reference.

        Except as described herein or as previously disclosed in Mr. Young's
Schedule 13D as amended by Amendments No. 1 and No. 2 thereto, Mr. Young does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer of any of the Common Shares owned by him, finder's fees, joint ventures, guarantees of profits, vision of profits or loss, or the giving or withholding of proxies.

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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: September 5, 2000

                                         /s/ M. DENDY YOUNG
                                         ------------------
                                         M. Dendy Young

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